Exhibit 99.2

To: Sage Employees

From: Erin

Subject: Proposal for a one-time Sage stock option exchange

In an effort to look at new ways to engage our people and ensure we have a competitive compensation program, I am pleased to share that our Board of Directors has approved a voluntary one-time Sage stock option exchange program, subject to stockholder approval, and has called a special meeting of stockholders to be held January 31, 2024. You will see a filing with the SEC this morning regarding the special meeting.

If this program is approved by stockholders and implemented, it would provide employees, other than executive officers, the opportunity to exchange significantly “underwater” stock options (i.e., outstanding stock options that have an exercise price that is significantly greater than the current market price for our stock) for a fewer number of new stock options with an exercise price equal to the fair market value of our common stock on the grant date of the new stock options. The replacement options would have a new vesting term and expiration date. We are pursuing this initiative to support the retention of our talented people and to better align the interests of our employees with those of our stockholders as we work to create long-term value.

We know you may have many questions about this program and what it means for you. Please know that if and when we offer the program, we will provide more information and host information sessions to explain the program in greater detail, including its potential benefits and risks, and the actions you will need to take if you are eligible and choose to participate. This type of program takes time and many steps, and we are doing our best to bring this to all of you if we can.

Until the option exchange offering period begins, there is nothing that you need to do. While we may begin part of the process earlier, implementation of the program will require stockholder approval.

Thank you for your hard work and continuing efforts to bring life-changing medicines to patients. If you have any questions regarding the program, please direct them to pete.castrichini@sagerx.com.

Erin

This email is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Sage stockholders. Sage will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Sage commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Sage with the SEC free of charge from the SEC’s website at www.sec.gov.